AGEN

082-34639

[redacted]

08000194

SEC#82-5258

SEC Mail
Mail Processing
Section

JAN 09 2008

Washington, DC
106

02 January 2008

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 02 January 2008

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Erica Headlam
Accountant

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

1/14

AGEN BIOMEDICAL LIMITED A.B.N. 97 010 528 980 11 Durbell Street, PO Box 391, Acacia Ridge, QLD. 4110 Australia.
Telephone: +61 (0)7 3370 6300 Facsimile: +61 (0)7 3370 6370
Email: info@agen.com.au Website: www.agen.com.au

AGENIX

Company Announcement

31 December 2007

Sales of Anti-HBV Drug in China

Sales in December 2007, being the initial sales in China of YouHeDing, Agenix's patented anti-hepatitis B virus ("anti-HBV") drug, (an Adefovir Dipivoxil tablet), amounted to RMB10 million (A$1.6 million).

The sales represent the first deliveries under the distribution agreement with Sinopharm, China's largest pharmaceutical distribution company. Sinopharm has committed to purchases of YouHeDing of not less than RMB50 million (A$7.8 million) in the 12 months to 30 November 2008.

Agenix Biopharmaceutical (Shanghai) CEO, Mr Jonathan Zhang, stated: "We have now established sales representative offices in Chongqing and Shenyang. Together with the already-established office in Shanghai, Beijing and Guangzhou, we have a marketing presence in 5 locations covering the southwest, south, east, north and northeast of China."

"Feedback from key opinion leaders in the treatment of HBV confirms our expectation of strong sales over the next 12 months exceeding RMB100 million ($A15.6 million) at high margin," Mr Zhang added.

Mr Neil Leggett, outgoing Agenix CEO and Managing Director, who is in the process of relinquishing that role, commented: "The generation of initial sales in China is an important milestone in the corporate life of the Agenix which we started to transform 2 years ago. In China, we have established a growth platform which will be generating sales and profits, firstly in China and then elsewhere in Asia, as well as having a deep pipeline of other potential products in the anti-viral space. Our efforts have been recognized in a recent analyst valuation of Agenix at 36 cents per share, which we have made available on our website."

"The establishment of the growth platform in China is a testimony to the hardwork of Mr Jonathan Zhang and his management team, as well as the strategic input of Agenix Chairman, Mr Ravi Govindan," Mr Leggett commented.

END

For more information contact:

Mr Ravi Govindan
Chairman
Agenix Limited
Ph: + 65 9878 1233

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

AGENIX

Company Announcement

31 December 2007

AGENIX RECEIVES FINAL PAYMENT OF $1.0 MILLION FROM PREVIOUSLY ANNOUNCED ANIMAL HEALTH BUSINESS DEAL

On 7 April 2006, Agenix announced that IDEXX Laboratories, Inc of the United States would pay $10 million in cash in consideration for the assignment of the patents and other intangible assets of its AGEN Animal Health business and the granting to IDEXX of an exclusive distributorship for AGEN's animal health diagnostic products.

The consideration was payable in parts, with $6.7 million being paid at settlement on 24 April 2006. The balance of $3.3 million was to be paid progressively as operational transfer milestones were completed.

To date, $2.3 million had been progressively received.

Agenix has today announced that the remaining $1.0 million has now been received, resulting from completion of final operational business transfer milestones.

END

For more information, please contact:

Mr Ravi Govindan
Chairman
Agenix Limited
Phone: + 65 9878 1233

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

END